                                 SCHEDULE 13D

                                (RULE 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                  Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*


                     Gaylord Entertainment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $ .01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                     367905106
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                                 (CUSIP Number)

Michael B. Richman - Reed Smith LLP, 1301 K Street, N.W., Suite 1100-East Tower Washington, D.C. 20005 - Telephone: (202) 414-9200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                     September 29, 2000
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            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     367905106             13D                      PAGE____OF____PAGES
         ---------------------
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

    The Oklahoma Publishing Company Voting Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
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3   SEC Use Only


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4   Source of Funds (See Instructions)       00


--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization Organization under Delaware law



--------------------------------------------------------------------------------
                7   Sole Voting Power        12,539,974
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power      2,103,766
Beneficially

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power   0
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power 14,643,740
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person  14,643,740


--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                43.88%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                  00
--------------------------------------------------------------------------------

CUSIP NO.       367905106         13D                      PAGE____OF____PAGES
         ---------------------
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

    Edward L. Gaylord
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)             00


--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization          United States



--------------------------------------------------------------------------------
                7   Sole Voting Power            485,242
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power          8,219,187
Beneficially

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power       485,242
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power     8,219,187
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person    8,704,429

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [X]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                25.94%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
                                                                        IN

--------------------------------------------------------------------------------

CUSIP NO.     367905106           13D                      PAGE____OF____PAGES
         ---------------------
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

    Edith Gaylord Harper
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)        00


--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization           United States



--------------------------------------------------------------------------------
                7   Sole Voting Power         0
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power       2,133,371
Beneficially

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power    0
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power  2,133,371
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person  2,133,371


--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [X]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                 6.39%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                  IN
--------------------------------------------------------------------------------

CUSIP NO.     367905106           13D                      PAGE____OF____PAGES
         ---------------------
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

    Edward K. Gaylord II
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)        00

--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization      United States



--------------------------------------------------------------------------------
                7   Sole Voting Power         91,710
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power       2,634,891
Beneficially

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power    91,710
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power  2,634,891
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person  2,726,601


--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [X]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)           8.15%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
                                                                   IN

--------------------------------------------------------------------------------

CUSIP NO.    367905106            13D                      PAGE____OF____PAGES
         ---------------------
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

    The Oklahoma Publishing Company
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)           WC


--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization         Delaware



--------------------------------------------------------------------------------
                7   Sole Voting Power            240,400
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power          1,833,366
Beneficially

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power       240,400
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power     1,833,366
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person  2,103,766


--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)             6.30%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

                                                                    CO

--------------------------------------------------------------------------------

CUSIP NO.   367905106             13D                      PAGE____OF____PAGES
         ---------------------
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

    GFI Company
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)           WC


--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization         Nevada



--------------------------------------------------------------------------------
                7   Sole Voting Power            1,833,366
  Number of

   Shares      -----------------------------------------------------------------
                8   Shared Voting Power          0
Beneficially

Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power       1,833,366
  Reporting

   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power     0
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person    1,833,366


--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)               5.49%


--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
                                                                      CO

--------------------------------------------------------------------------------

        This Amendment No. 5, amending the Schedule 13D dated October 10, 1997, respecting the common stock, $.01 par value ("Common Stock"), of Gaylord Entertainment Company (the "Issuer"), is being filed jointly by The Oklahoma Publishing Company Voting Trust (the "Voting Trust"), The Oklahoma Publishing Company ("OPUBCO"), GFI Company ("GFI"), Edward L. Gaylord, Edith Gaylord Harper and Edward K. Gaylord II (hereinafter collectively referred to as the "Reporting Persons" and, excluding the Voting Trust, OPUBCO and GFI, as the "Individual Reporting Persons"). This Schedule 13D was previously amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, Amendment No. 3 filed on July 1, 1999, and Amendment No. 4 filed on August 16, 1999. This Amendment No. 5 adds GFI Company ("GFI") as an additional Reporting Person.


ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and supplemented as follows:

        The term of the Voting Trust was extended to October 2, 2010 by an agreement among the Voting Trustees and the holders of voting trust certificates dated as of October 2, 2000. The agreement also amended the Voting Trust Agreement to provide for the release to holders of the Common Stock held by the Voting Trust, as described below in Item 5.

        The name, state of organization, principal business, principal business address, principal office address and other information regarding GFI, the additional Reporting Person added by this Amendment No. 5, are as follows:

        GFI Company is a corporation organized under the laws of the State of Nevada. GFI is a wholly-owned subsidiary of OPUBCO. Its principal business is financing and investments. The address of its principal business and principal office is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109.

        The executive officers and directors of GFI are the following:

        Edward K. Gaylord II - President, Director
        Edward L. Gaylord -  Director
        David C. Story - Treasurer & Secretary, Director

        For each person, the principal occupation or employment is as an officer of OPUBCO, with the business address being the same as OPUBCO, as described in Amendment No. 4.

        Neither GFI nor, to the best knowledge of the Reporting Persons, any of the executive officers and directors listed above has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is hereby amended and supplemented as follows:

        GFI acquired shares of Common Stock on August 30, 1999 by way of a sale from its parent, OPUBCO. The amounts used to purchase the shares were generated from operations of GFI that were held for the account of GFI at OPUBCO. The shares were valued at the closing price on the acquisition date of the Common Stock on the New York Stock Exchange, which was $30.50 per share.

        As of October 10, 2000, the total amount of funds used for purchase by OPUBCO of Common Stock since the filing of Amendment No. 4 to this Schedule 13D (including commissions) was $12,365,081.


ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and supplemented as follows:

        The shares of Common Stock held by OPUBCO as of August 30, 1999 were purchased by its subsidiary, GFI. Voting authority over the shares of Common Stock held by GFI is shared by Edward L. Gaylord and Edward K. Gaylord II, who are both Individual Reporting Persons, in their capacities as a director and director/executive officer, respectively, of GFI. These same individuals had voting authority over the shares when they were formerly held by GFI's parent, OPUBCO.

        GFI acquired the shares of Common Stock to hold as an investment and to continue the exercise by the Reporting Persons of control over the Issuer. GFI may purchase or sell shares of Common Stock on the open market or otherwise depending on an evaluation of market price or other considerations.

        Because of the relationships among the Reporting Persons, including the fact that two of the Individual Reporting Persons serve as two of the five Voting Trustees of the Voting Trust and also have voting authority over the shares held by OPUBCO and GFI, it can be expected that they may vote all of the shares of Common Stock over which they have voting control in a consistent manner, which enables the Reporting Persons to exercise control over the Issuer. There is, however, no formal contractual obligation or understanding among the Reporting Persons to do so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and supplemented as follows:

        Since the filing of Amendment No. 4 to this Schedule 13D on August 16, 1999, OPUBCO has acquired additional shares of Common Stock in open market transactions on the New York Stock Exchange, including the following purchases during the past 60 days:

        Purchase             Number of             Purchase Price
          date                 shares                per share
        ------               --------              -----------
        09/28/2000             35,000                  22.2500
        09/28/2000             15,100                  21.7500
        09/28/2000             13,000                  21.2500
        09/28/2000             17,000                  21.0000
        09/28/2000             20,000                  21.1250
        09/28/2000             10,000                  21.6250
        09/28/2000              5,000                  22.0000
        09/29/2000              3,200                  22.8750
        09/29/2000              3,000                  23.1250
        09/29/2000              2,000                  23.6875
        09/29/2000              1,200                  23.3750
        09/29/2000                600                  22.6875

        The following information is as of the close of business on October 11, 2000, based on the number of shares of Common Stock of the Issuer outstanding on July 31, 2000, according to the Issuer's Form 10-Q for the period ended June 30, 2000:

        The Voting Trust beneficially owns 14,643,740 shares of Common Stock, constituting 43.88% of the Issuer's total shares outstanding. Under the terms of the Voting Trust Agreement, the Voting Trust has sole power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 12,539,974 shares of Common Stock deposited in the Voting Trust. The shared power over the disposition of these shares exists by virtue of the Voting Trustees' authority over the withdrawal of such shares (described above in Item
2). This figure also includes 270,400 shares that are beneficially owned by OPUBCO, a corporation that is controlled by the Voting Trust, and 1,833,366 shares that are beneficially owned by GFI, a corporation wholly owned by OPUBCO, over both of which the Voting Trust may be deemed to share power over the voting and disposition by reason of its control. The Voting Trust disclaims beneficial ownership of the shares held by OPUBCO and GFI.

        Effective as of October 2, 2000, the Voting Trust has been amended to provide that within 30 days of such effective date, the Voting Trustees shall implement such action as deemed necessary to release all shares of Common Stock to the holders of trust certificates representing such shares. The release of the shares of Common Stock is conditioned upon approval of such transfers of Common Stock by the Federal Communications Commission. The Voting Trust would, assuming the consummation of such releases, cease to have any power to vote or direct the vote of, or to dispose or direct the disposition of, the 12,539,974 shares of Common Stock currently deposited in the Voting Trust.

        Edward L. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 8,704,429 shares of Common Stock, constituting 25.94% of total shares outstanding. This figure does not include shares owned by Mr. Gaylord's children Christine Gaylord Everest, Edward K. Gaylord II, and Louise Gaylord Bennett, and his sister Edith Gaylord Harper, as to which Mr. Gaylord disclaims beneficial ownership. It also does not include the shares deposited in the Voting Trust, of which Mr. Gaylord is one of five Voting Trustees, by persons other than Mr. Gaylord, as to which Mr. Gaylord also disclaims beneficial ownership. It does include 4,666,558 shares beneficially owned by Mr. Gaylord as Trustee for the Edward L. Gaylord Revocable Trust (4,635,998 of which are deposited in the Voting Trust); 352,586 shares beneficially owned by Mr. Gaylord as Trustee for the Thelma F. Gaylord Irrevocable Trust (345,236 of which are deposited in the Voting Trust); 828,646 shares beneficially owned by Mr. Gaylord as Trustee for the Mary I. Gaylord Revocable Living Trust (all of which are deposited in the Voting Trust); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with Christine Gaylord Everest and Edward K. Gaylord II; 262,395 shares beneficially owned by Gayno, Inc., a corporation controlled by Mr. Gaylord; 143,583 shares beneficially owned by the E.L. and Thelma Gaylord Foundation, a charitable trust of which Mr. Gaylord is a Trustee; 33,333 shares beneficially owned by The Mary Gaylord Foundation, a charitable foundation of which Mr. Gaylord is a co-Trustee with his daughter Mary I. Gaylord; and 184,937 shares subject to unexercised stock options. It also includes 270,400 shares beneficially owned by OPUBCO, a corporation of which Mr. Gaylord is Chairman with the shared power to vote and dispose of the shares as portfolio securities, and 1,833,366 shares beneficially owned by GFI, a corporation of which Mr. Gaylord is a director with the shared power to vote and dispose of the shares as portfolio securities, as to which Mr. Gaylord disclaims beneficial ownership. Of the aggregate number of shares reported above, Mr. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 485,242 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 8,219,187 shares.

        Edith Gaylord Harper has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,133,371 shares of Common Stock, constituting 6.39% of total shares outstanding. This figure does not include shares owned by Mrs. Harper's brother Edward L. Gaylord, as to which Mrs. Harper disclaims beneficial ownership. It also does not include the shares deposited in the Voting Trust, of which Mrs. Harper is one of five Voting Trustees, by persons other than Mrs. Harper, and the shares beneficially owned by corporations controlled by the Voting Trust, as to which Mrs. Harper also disclaims beneficial ownership. It does include 2,133,371 shares held by the Edith Gaylord Harper 1995 Revocable Trust, of which 1,736,437 shares are deposited in the Voting Trust. Mrs. Harper is a co-Trustee of that trust with William J. Ross and David O. Hogan, and is responsible for the voting of the shares of Common Stock held by the trust. Mrs. Harper has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, all the shares reported above.

        Edward K. Gaylord II has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,726,601 shares of Common Stock, constituting 8.15% of total shares outstanding. This figure does not include shares owned by Mr. Gaylord's father, Edward L. Gaylord, or his siblings Christine Gaylord Everest and Louise Gaylord Bennett, as to which Mr. Gaylord disclaims beneficial ownership. It also does not include the shares deposited in the Voting Trust, of which Mr. Gaylord is one of five Voting Trustees, by persons other than Mr. Gaylord, as to which Mr. Gaylord also disclaims beneficial ownership. It does include 402,500 shares beneficially owned by Mr. Gaylord, which are deposited in the Voting Trust; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with Christine Gaylord Everest and Edward L. Gaylord; 84,210 shares subject to unexercised stock options; and 7,500 shares of restricted stock. It also includes 270,400 shares beneficially owned by OPUBCO, a corporation of which Mr. Gaylord is President with the shared power to vote and dispose of the shares as portfolio securities, and 1,833,366 shares beneficially owned by GFI, a corporation of which Mr. Gaylord is President with the shared power to vote and dispose of the shares as portfolio securities, as to which Mr. Gaylord disclaims beneficial ownership. Of the aggregate number of shares reported above, Mr. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 91,710 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,634,891 shares.

        OPUBCO has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of Common Stock, constituting 6.30% of total shares outstanding. This includes 1,833,366 shares beneficially owned by GFI, a corporation wholly owned by OPUBCO, as to which OPUBCO disclaims beneficially ownership. OPUBCO has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 270,400 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 1,833,366 shares.

        GFI has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 1,833,366 shares of Common Stock, constituting 5.49% of total shares outstanding.

        The following information is provided with respect to the additional persons named in Item 2 as executive officers and directors of Reporting Persons that are corporations, to the best knowledge of the Reporting Persons:

        Christine Gaylord Everest has the power to vote or direct the vote of, or to dispose or direct the disposition of, 1,103,364 shares of Common Stock, constituting 3.29% of total shares outstanding. This figure does not include shares owned by Ms. Everest's husband James H. Everest, her father Edward L. Gaylord, or her siblings Edward K. Gaylord II and Louise Gaylord Bennett, as to which Ms. Everest disclaims beneficial ownership. It also does not include the shares deposited in the Voting Trust, of which Ms. Everest is one of five Voting Trustees, by persons other than Ms. Everest, and the shares beneficially owned by corporations controlled by the Voting Trust, as to which Ms. Everest also disclaims beneficial ownership. It does include 849,163 shares beneficially owned by Ms. Everest, which are deposited in the Voting Trust; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Everest is a co-Trustee with Edward L. Gaylord and Edward K. Gaylord II; and 125,576 shares subject to unexercised stock options. Of the aggregate number of shares reported above, Ms. Everest has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 125,576 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 977,788 shares.

        Martin C. Dickinson has the power to vote or direct the vote of, or to dispose or direct the disposition of, 1,362,646 shares of Common Stock, constituting 4.07% of total shares outstanding. This figure does not include the shares deposited in the Voting Trust, of which Mr. Dickinson is one of five Voting Trustees, by persons other than Mr. Dickinson, and the shares beneficially owned by corporations controlled by the Voting Trust, as to which Mr. Dickinson disclaims beneficial ownership. This figure includes 600,000 shares beneficially owned as co-trustee of the Elizabeth M. Dickinson Trust, 598,871 of which are deposited in the Voting Trust; 600,000 shares beneficially owned as president and director of the Donald C. Dickinson and Elizabeth M. Dickinson Foundation, all of which are deposited with the Voting Trust; 77,382 shares beneficially owned as trustee for the Martin C. Dickinson Revocable Trust, 66,332 of which are deposited with the Voting Trust; and 85,264 shares subject to unexercised stock options. Of the aggregate number of shares reported above, Mr. Dickinson has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 97,443 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 1,265,203 shares.

        Edmund O. Martin is the beneficial owner of 7,699 shares of Common
        Stock.

        David Story is the beneficial owner of 1,715 shares of Common Stock.

        Except as set forth above, none of the Reporting Persons or, to the best of their knowledge, the additional persons listed in Item 2 has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

        Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Voting Trust Agreement filed as an exhibit to the original Schedule 13D filing has been amended by Extension and Amendment No. 2 to Voting Trust Agreement, dated as of October 2, 2000. Such amendment is attached hereto as
Exhibit 2-A, and the terms and provisions thereof are incorporated herein by reference.

        The Joint Filing Agreement entered into by the parties in connection with this Schedule 13D filing has been revised to add GFI as a joint filer. Such revised agreement is attached hereto as Exhibit 1-B.


ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

        The following is filed as an additional exhibit:

        Exhibit 1-B:  Joint Filing Agreement dated October 11, 2000

        Exhibit 2-A: Extension and Amendment No. 2 to Voting Trust Agreement, dated as of October 2, 2000

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2000                     THE OKLAHOMA PUBLISHING COMPANY
                                            VOTING TRUST
                                                   Edward L. Gaylord,
                                                     Voting Trustee
                                            EDWARD L. GAYLORD
                                            EDITH GAYLORD HARPER


                                            By:  /s/ Frederic T. Spindel
                                                 --------------------------
                                                 Frederic T. Spindel,
                                                 Authorized Representative
                                                 of The Oklahoma Publishing
                                                 Company Voting Trust,
                                                 Edward L. Gaylord, and
                                                 Edith Gaylord Harper


                                            EDWARD K. GAYLORD II

                                            By:  /s/ Edward K. Gaylord II
                                                 --------------------------
                                                 Edward K. Gaylord II

                                            THE OKLAHOMA PUBLISHING COMPANY

                                            By:  /s/ Edward K. Gaylord II
                                                 --------------------------
                                                 Edward K. Gaylord II
                                                 President

                                            GFI COMPANY

                                            By:  /s/ Edward K. Gaylord II
                                                 --------------------------
                                                 Edward K. Gaylord II
                                                 President




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